UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE SOURCE INTERLINK COMPANIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

836151209

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies, LLC
9130 W. Sunset Blvd.
Los Angeles, California  90069
(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.                                                           Security and Issuer.

This Amendment No. 3 relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Source Interlink Companies, Inc., a Missouri corporation (“Source” or the “Issuer”).  The principal executive offices of Source are located at 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.                                                           Purpose of the Transaction.

Item 4 of the Schedule 13D is amended to add the following as the penultimate paragraph thereof:

In addition, on November 13, 2006, the Issuer announced that Michael R. Duckworth had been named Chairman of the Issuer’s Board of Directors (the “Board”).  Mr. Duckworth, a director since March 2005, was named Chairman upon the resignation of S. Leslie Flegel from the Board and as Chief Executive Officer. Mr. Duckworth is a partner of The Yucaipa Companies, LLC (“Yucaipa”), an affiliate of AEC Associates, LLC, one of the Reporting Persons and the largest single stockholder of the Issuer.  In electing Mr. Duckworth as Chairman, the Board granted Mr. Duckworth the power to exercise direct general supervision, direction and control over the business and affairs of the Issuer and its officers, and to ensure that all orders and resolutions of the Board are carried into effect.  The Board further directed Mr. Duckworth to perform all duties, and granted Mr. Duckworth all authority, necessary to discharge his expanded responsibilities as Chairman.  Concurrently with the election of Mr. Duckworth as Chairman, the Issuer announced that James R. Gillis and Alan Tuchman had been appointed as Co-Chief Executive Officers.  As Co-Chief Executive Officers, Messrs. Gillis and Tuchman will be subject to the control and direction of the Board and Mr. Duckworth as Chairman.

Item 7.                                                           Material Exhibits to be Filed.

Item 7 of the Schedule 13D is amended to add references to new Exhibits 7 and 8 as follows:

Exhibit No.	Description of Exhibit

7	Press Release dated November 13, 2006.

8

Agreement to File Amendment No. 3 to Schedule 13D Jointly, dated November 13, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2006	AEC ASSOCIATES L.L.C.
	By:	Yucaipa One-Stop Partners, L.P.
	Its:	Managing Member
		By:	/s/ Robert P. Bermingham
			Name:	Robert P. Bermingham
			Its:	Vice President and Secretary

Dated: November 13, 2006	YUCAIPA ONE-STOP PARTNERS, L.P.
	By:	Yucaipa AEC Associates, L.L.C.
	Its:	General Partner
		By:	/s/ Robert P. Bermingham
			Name:	Robert P. Bermingham
			Its:	Vice President and Secretary

Dated: November 13, 2006	YUCAIPA AEC ASSOCIATES, LLC
	By:	Yucaipa One-Stop Partners, L.P.
	Its:	OA3, LLC
		By:	/s/ Robert P. Bermingham
			Name:	Robert P. Bermingham
			Its:	Vice President and Secretary

Dated: November 13, 2006	OA3, LLC
	By:	/s/ Robert P. Bermingham
		Name:	Robert P. Bermingham
		Its:	Vice President and Secretary

Dated: November 13, 2006	RONALD W. BURKLE
	By:	/s/ Ronald W. Burkle
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C., incorporated by reference to Exhibit No. 4 of Schedule 13D filed by Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, with the Securities and Exchange Commission on Tuesday, November 30, 2004.

3

Agreement to File Amendment No. 1 to Schedule 13D Jointly, dated March 8, 2005, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

4	Press Release dated March 2, 2006.

5

Agreement to File Amendment No. 2 to Schedule 13D Jointly, dated March 3, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

6	Consulting Agreement dated February 28, 2005 between the Issuer and Yucaipa, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on March 4, 2005 (File No. 001-13437).

7	Press Release dated November 13, 2006.

8

Agreement to File Amendment No. 3 to Schedule 13D Jointly, dated November 13, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).